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                            Grupo Financiero/Galicia

                         GRUPO FINANCIERO GALICIA S.A.
             "Company not adhered to the Optional Statutory System
         for the Mandatory Acquisition of Shares in a Public Offering"

                    RESOLUTIONS OF THE SHAREHOLDERS MEETING

The resolutions adopted in the Ordinary Shareholders' Meeting that was held on October 11, 2006 at 11:00 a.m.,were as follows:

FIRST ITEM OF THE AGENDA: "Appointment of two shareholders to sign the minutes":
Adolfo Tamini and Jorge Losicer were appointed to sign the minutes as per the following voting.

          Affirmative votes:                2.100.702.111        99,99635%
          Voluntary abstentions:                   22.880         0,00109%
          Votes against:                           53.750         0,00256%

SECOND ITEM OF THE AGENDA: Consideration of the capital increase of our controlled company Banco de Galicia y Buenos Aires S.A. to be dealt at its next shareholders' meeting

It was approved that:

A) Grupo Financiero Galicia S.A. votes, at Banco de Galicia y Buenos Aires S.A.'s Shareholders' Meeting held on October 11, 2006, for the approval of the proposals made by Banco de Galicia's Board of Directors as follows:

IN CONNECTION WITH:

Item 1 of the Agenda of Banco de Galicia's Shareholders' Meeting: "Appointment of two shareholders to sign the minutes."
It was resolved that any two persons among Pedro Richards and/or Rafael Manovil and/or Adolfo Tamini be appointed to sign the minutes.

Item 2 of the Agenda of Banco de Galicia's Shareholders' Meeting: "Capital increase of up to a face value of Ps.100,000,000 so as to increase the capital stock up to the amount of Ps.568,661,845 by means of the issuance of up to 100,000,000 ordinary book-entry (Class "B") shares, entitled to one vote per share and with a face value of Ps.1 each, entitled as well to the collection of dividends and any other amounts to be paid as from the fiscal year when the issuance is carried out. Consideration of the payment of the shares' face value plus the issuance premium to be determined pursuant to the decision taken upon dealing with the next item of the agenda, in cash or, at the subscriber's option, by means of the contribution
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                            Grupo Financiero/Galicia

                         GRUPO FINANCIERO GALICIA S.A.
             "Company not adhered to the Optional Statutory System
         for the Mandatory Acquisition of Shares in a Public Offering"

of Negotiable Obligations issued by Banco de Galicia y Buenos Aires Sociedad Anonima. Determination of the classes and series of Negotiable Obligations that can be received as payment of the shares. Method for the calculation and/or determination of the value at which they shall be received. Report on the destination of the issuance. Public offering and subscription of the issuance corresponding to the capital increase. Delegation to the Board of Directors, with the possibility of sub-delegating into one or more of its members, of the powers related to the determination of the amount, date, form and terms of payment and any other terms and conditions pertaining to the issuance, and the request for authorization to make a public offering to the National Securities Commission (CNV) and to list the shares to be issued to the Buenos Aires Stock Exchange (BCBA)".
It was resolved to vote for the proposals made by Banco de Galicia's Board of Directors.

Item 3 of the Agenda of Banco de Galicia's Shareholders' Meeting: "Issuance premium. Decision on the limits for the determination of the issuance premium. Delegation, to the Board of Directors, of the power to determine the amount thereof".
It was resolved to vote for the proposals made by Banco de Galicia's
Board of Directors and in attention to the invitation made to the shareholders to receive suggestions with respect the subscription price per share and the methodology to determine it, authorize Grupo Financiero Galicia's representative at Banco Galicia's Shareholders' Meeting to participate in the deliberation and taking into account the considerations and explanations to decide with the necessary flexibility and to vote for the most reasonable parameters.

Item 4 of the Agenda of Banco de Galicia's Shareholders' Meeting: "Reduction of the term to exercise the preemptive right and accretion right regarding the subscription of the new shares up to the minimum 10-day legal term pursuant to the provisions of Section 194, paragraph five, of the Law Governing Commercial Companies, text pursuant to Act 24,435." It was resolved to vote for the proposals made by Banco de Galicia's Board of Directors approving the reduction of the term.
Results of voting were as follows:

          Affirmative votes:                2,100,672,141        99.99493%
          Voluntary abstentions:                   23,000         0.00109%
          Votes against:                           83,600         0.00398%

                            Grupo Financiero/Galicia

                         GRUPO FINANCIERO GALICIA S.A.
             "Company not adhered to the Optional Statutory System
         for the Mandatory Acquisition of Shares in a Public Offering"

B) The Board of Directors be authorized to exercise the preemptive and accretion rights either totally or partially and to subscribe the capital increase with negotiable obligations issued by the Bank.

The result of the voting was as follows:

          Affirmative votes:                2,100,638,141        99.99331%
          Voluntary abstentions:                   78,850         0.00375%
          Votes against:                           61,750         0.00294%


     This constitutes an unofficial translation of the original Spanish document, which Spanish document shall govern in all respects, including matters of interpretation.